================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   REPORT ON FORM 6-K DATED NOVEMBER 18, 2009

                        Commission File Number: 000-51183

                                   ----------

                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: November 18, 2009
                                      By:  /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef, Advocate
                                           General Counsel

                          SHAMIR OPTICAL INDUSTRY LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2009

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                           PAGE
                                                                           ----

INTERIM CONSOLIDATED BALANCE SHEETS                                       2 - 3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                                   4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY                        5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                             6 - 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                        9 - 18

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               DECEMBER 31,   JUNE 30,
                                                                                  2008         2009
                                                                                --------      --------
                                                                                             UNAUDITED
                                                                                              --------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                     $ 18,276      $ 12,862
  Short-term investments                                                           7,187        14,499
  Trade receivables (net of allowance for doubtful accounts of $ 2,066 and
    $ 2,451 at December 31, 2008 and June 30, 2009, respectively)                 30,331        34,469
  Other accounts receivable and prepaid expenses                                   8,469         8,150
  Inventory                                                                       26,063        25,395
                                                                                --------      --------

TOTAL current assets                                                              90,326        95,375
                                                                                --------      --------

LONG-TERM INVESTMENTS:
  Severance pay fund                                                               2,584         2,703
  Long-term receivables                                                              813           417
  Investments in affiliates and others                                             2,085         2,661
                                                                                --------      --------

TOTAL long-term investments                                                        5,482         5,781
                                                                                --------      --------

PROPERTY, PLANT AND EQUIPMENT, NET                                                38,617        36,518
                                                                                --------      --------

OTHER ASSETS                                                                       5,902         5,334
                                                                                --------      --------

GOODWILL                                                                           9,169         9,583
                                                                                --------      --------

TOTAL assets                                                                    $149,496      $152,591
                                                                                ========      ========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                               DECEMBER 31,      JUNE 30,
                                                                                  2008            2009
                                                                                ---------       ---------
                                                                                                UNAUDITED
                                                                                                ---------

    LIABILITIES AND EQUITY

CURRENT LIABILITIES:
  Short-term bank credit and loans                                              $  11,597       $  10,185
  Current maturities of long-term loans and capital leases                         10,403           6,398
  Trade payables                                                                    8,876          11,984
  Accrued expenses and other liabilities                                           11,680          13,158
                                                                                ---------       ---------

TOTAL current liabilities                                                          42,556          41,725
                                                                                ---------       ---------

LONG-TERM LIABILITIES:
  Long-term loans                                                                   9,800           7,270
  Capital leases                                                                    3,393           2,846
  Accrued severance pay                                                             3,172           3,179
  Other long-term liabilities                                                         634             547
  Deferred tax liabilities                                                          1,922           1,754
                                                                                ---------       ---------

TOTAL long-term liabilities                                                        18,921          15,596
                                                                                ---------       ---------

EQUITY:
  Shamir Optical Industry Ltd.'s shareholders' equity:
      Share capital -
      Ordinary shares of NIS 0.01 par value -
      Authorized: 100,000,000 shares at December 31, 2008 and June 30, 2009;
      Issued and outstanding: 16,423,740 shares at December 31,2008
      and June 30, 2009                                                                37              37
      Additional paid-in capital                                                   67,362          67,674
      Accumulated other comprehensive income                                       (2,637)         (1,890)
      Retained earnings                                                            22,007          27,825
                                                                                ---------       ---------

  Total Shamir Optical Industry Ltd. shareholders' equity:                         86,769          93,646
                                                                                ---------       ---------

  Non-controlling interests                                                         1,250           1,624
                                                                                ---------       ---------

TOTAL equity                                                                       88,019          95,270
                                                                                ---------       ---------

TOTAL liabilities and equity                                                    $ 149,496       $ 152,591
                                                                                =========       =========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                     THREE MONTHS ENDED               SIX MONTHS ENDED
                                                          JUNE 30,                         JUNE 30,
                                               ----------------------------     ----------------------------
                                                  2008             2009            2008              2009
                                               -----------      -----------     -----------      -----------
                                                                         UNAUDITED
                                               -------------------------------------------------------------

Revenues, net                                  $    37,055      $    35,234     $    75,053      $    69,154
Cost of revenues                                    16,949           16,273          34,174           32,338
                                               -----------      -----------     -----------      -----------

Gross profit                                        20,106           18,961          40,879           36,816
                                               -----------      -----------     -----------      -----------

Operating expenses:
  Research and development                             865              789           1,739            1,530
  Selling and marketing                             11,388           10,283          23,055           20,148
  General and administrative                         4,593            3,815           8,575            7,195
                                               -----------      -----------     -----------      -----------

Total operating expenses                            16,846           14,887          33,369           28,873
                                               -----------      -----------     -----------      -----------

Operating income                                     3,260            4,074           7,510            7,943
Financial income (expenses) and other, net            (426)             931            (500)              98
                                               -----------      -----------     -----------      -----------

Income before taxes on income                        2,834            5,005           7,010            8,041
Taxes on income                                        127            1,184           1,684            2,051
                                               -----------      -----------     -----------      -----------

Income after taxes on income                         2,707            3,821           5,326            5,990
Equity in gains of affiliates, net                      15               34              25               61
                                               -----------      -----------     -----------      -----------

Net income                                     $     2,722      $     3,855     $     5,351      $     6,051
                                               ===========      ===========     ===========      ===========

Net income (loss) attributable to
  non-controlling interests                            101              159            (162)             233
                                               -----------      -----------     -----------      -----------

Net income attributable to Shamir Optical
  Industry Ltd.                                $     2,621      $     3,696     $     5,513      $     5,818
                                               ===========      ===========     ===========      ===========

Net earnings per share:
  Basic                                        $      0.16      $      0.23     $      0.34      $      0.35
                                               ===========      ===========     ===========      ===========
  Diluted                                      $      0.16      $      0.22     $      0.33      $      0.35
                                               ===========      ===========     ===========      ===========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                                               ACCUMULATED
                                                                                               ADDITIONAL         OTHER                              TOTAL
                                                              NUMBER            SHARE           PAID-IN      COMPREHENSIVE        RETAINED       COMPREHENSIVE    NON-CONTROLLING       TOTAL
                                                             OF SHARES         CAPITAL          CAPITAL           INCOME          EARNINGS           INCOME          INTERESTS          EQUITY
                                                             ----------       ----------       ----------       ----------       ----------        ----------       ----------        ----------

SIX MONTHS ENDED JUNE 30, 2008

Balance as of January 1, 2008                                16,423,740       $       37       $   66,629         $*)1,628       $   16,929                         $      800        $   86,023
Stock based compensation related to options granted
 to employees                                                         -                -              548                -                -                                  -               548
Dividend declared and paid ($0.243 per share)                         -                -                -                -           (4,000)                                 -            (4,000)
Distribution of earnings to non-controlling interests                 -                -                -                -                -                                (25)              (25)
Non-controlling interest related to the acquisition of
   CIO                                                                -                -                -                -                -                                702               702
Comprehensive income:
  Foreign currency translation adjustments                            -                -                -              342                -        $      342             (201)              141
  Unrealized gain on short-term investments, net
    of tax                                                            -                -                -                6                -                 6                -                 6
  Net income                                                          -                -                -                -            5,513             5,513             (162)            5,351
                                                             ----------       ----------       ----------       ----------       ----------        ----------       ----------        ----------
Total comprehensive income                                                                                                                         $    5,861
                                                                                                                                                   ==========
Balance as of June 30, 2008                                  16,423,740       $       37       $   67,177         $*)1,976       $   18,442                         $    1,114        $   88,746
                                                             ==========       ==========       ==========       ==========       ==========                         ==========        ==========

                                                                                                             ACCUMULATED
                                                                                              ADDITIONAL         OTHER                             TOTAL
                                                              NUMBER           SHARE           PAID-IN       COMPREHENSIVE       RETAINED      COMPREHENSIVE    NON-CONTROLLING       TOTAL
                                                            OF SHARES         CAPITAL          CAPITAL           INCOME          EARNINGS          INCOME          INTERESTS         EQUITY
                                                            ----------       ----------       ----------       ----------       ----------       ----------       ----------        ----------

SIX MONTHS ENDED JUNE 30, 2009

Balance as of January 1, 2009                               16,423,740       $       37       $   67,362       $*)(2,637)       $   22,007                        $    1,250        $   88,019
Stock based compensation related to options granted
 to employees                                                        -                -              312                -                -                                 -               312
Distribution of earnings to non-controlling interests                -                -                -                -                -                               (37)              (37)
Comprehensive income:
  Foreign currency translation adjustments                           -                -                -              695                -       $      695              178               873
  Unrealized gain on short-term investments, net
    of tax                                                           -                -                -               52                -               52                -                52
  Net income                                                         -                -                -                -            5,818            5,818              233             6,051
                                                            ----------       ----------       ----------       ----------       ----------       ----------       ----------        ----------
Total comprehensive income                                                                                                                       $    6,565
                                                                                                                                                 ==========
Balance as of June 30, 2009                                 16,423,740       $       37       $   67,674       $*)(1,890)       $   27,825                        $    1,624        $   95,270
                                                            ==========       ==========       ==========       ==========       ==========                        ==========        ==========

*)   Represent an amount of $ 1,597, $ 1,939, $ (2,633) and $ (1,939) foreign currency translation adjustment as of January 1, 2008, June 30, 2008,
     January 1, 2009 and June 30, 2009, respectively, and $ 31, $ 37, $ (4) and
     $ 49 gain (loss) on short-term investment, net of tax, as of January 1,
     2008, June 30, 2008, January 1, 2009 and June 30, 2009, respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                          SIX MONTHS ENDED JUNE 30,
                                                                                           ----------------------
                                                                                            2008          2009
                                                                                           -------      --------
                                                                                                 UNAUDITED
                                                                                           ----------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income, including income from the non-controlling interests                          $ 5,351      $  6,051
  Adjustments  required  to  reconcile  net  income  to net  cash  used  in  operating activities:
    Depreciation and amortization                                                            4,595         4,017
    Stock based compensation                                                                   548           312
    Increase (decrease) in accrued severance pay, net                                          282          (109)
    Currency fluctuations of long-term loans                                                    31            (6)
    Increase in deferred tax assets, net                                                      (523)         (233)
    Equity in gains of affiliates, net                                                         (25)          (61)
    Changes in interest receivable on short-term investments                                   114            20
    Foreign currency translation gains                                                        (159)         (663)
    Increase in trade receivables                                                           (1,560)       (4,088)
    Decrease (increase) in other receivables and prepaid expenses and long-term
      receivables                                                                           (1,203)        1,505
    Decrease (increase) in inventory                                                        (3,226)          907
    Increase in trade payables                                                               2,653         3,040
    Increase (decrease) in accrued expenses and other liabilities and other long-term
      liabilities                                                                             (463)        1,910
    Others                                                                                      56           (12)
                                                                                           -------      --------

Net cash provided by operating activities                                                    6,471        12,590
                                                                                           -------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Loans granted to affiliates                                                                    -           (65)
  Investment in affiliates                                                                       -          (331)
  Acquisition of CIO and Shalens (a)                                                        (2,687)            -
  Additional consideration on SII prior acquisitions                                          (355)         (357)
  Purchase of intangible assets                                                               (100)         (100)
  Purchase of property, plant and equipment                                                 (3,801)       (1,365)
  Proceeds from sale of property and equipment                                                 184            53
  Repayment of loan by related party                                                            45             -
  Purchase of short-term investments                                                             -       (12,374)
  Proceeds from sale of short-term investments                                               7,830         5,112
                                                                                           -------      --------

Net cash provided by (used in) investing activities                                          1,116        (9,427)
                                                                                           -------      --------

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                                                                         JUNE 30,
                                                                                 ----------------------
                                                                                   2008          2009
                                                                                 --------      --------
                                                                                        UNAUDITED
                                                                                 ----------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Dividend paid                                                                    (4,000)            -
  Short-term bank credit and loans, net                                             1,291        (1,452)
  Receipt of long-term loans                                                        1,469             -
  Repayment of long-term loans                                                     (2,904)       (6,162)
  Repayment of long-term loans in capital lease                                    (1,054)       (1,142)
                                                                                 --------      --------

Net cash provided used in financing activities                                     (5,198)       (8,756)
                                                                                 --------      --------

Effect of exchange rate differences on cash and cash equivalents                      272           179
                                                                                 --------      --------

Increase (decrease) in cash and cash equivalents                                    2,661        (5,414)
Cash and cash equivalents at beginning of year                                     18,953        18,276
                                                                                 --------      --------

Cash and cash equivalents at end of the period                                   $ 21,614      $ 12,862
                                                                                 ========      ========

SUPPLEMENTAL INFORMATION AND DISCLOSURES OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:

  Purchase of property, plant and equipment in capital lease                     $    720      $      -
                                                                                 ========      ========

  Consideration on SII additional acquisition                                    $     95      $     99
                                                                                 ========      ========

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                       SIX MONTHS ENDED
                                                                                            JUNE 30,
                                                                                      -------------------
                                                                                        2008       2009
                                                                                      -------     -------
                                                                                           UNAUDITED
                                                                                      -------------------

(a)  ACQUISITION OF CENTRO INTEGRAL OPTICO S.A. DE C.V.("CIO") AND SHALENS S.A.
     DE C.V. ("SHALENS")

     Fair value of assets acquired and liabilities assumed at the acquisition date:

     Working capital (excluding cash and cash equivalents)                                 $ 1,814
     Long-term deferred tax assets                                                             105
     Property and equipment                                                                  2,144
     Other intangible assets                                                                 2,208
     Goodwill                                                                                2,865
     Long-term loans and other long-term liabilities                                        (2,076)
     Long-term deferred tax liabilities                                                       (713)
                                                                                           -------
     Net assets acquired                                                                     6,347
     Investment in CIO and Shalens prior to  acquisition  that was accounted for by
       the equity method and shareholder's loans                                            (2,958)
     Non-controlling interest                                                                 (702)
                                                                                           -------

                                                                                           $ 2,687
                                                                                           =======

The accompanying notes are an integral part of the interim consolidated financial statements.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 1:- GENERAL

     The financial information in this interim report includes the results of
     Shamir Optical Industry Ltd. (the "Company"), and its subsidiaries. The
     Company was incorporated under the laws of the State of Israel in the early
     1970s. The Company and its subsidiaries (collectively - "Shamir") design, develop, manufacture and market optical lenses and molds. As of June 30,
     2009, Shamir had 17 subsidiaries all over the world. Some of the subsidiaries engage in production of Shamir products, some are optical laboratories that process lenses for the opticians, and some engage in marketing and distributing the products.

     Most of the raw materials used in the manufacture of lenses, including
     Shamir's products, are available from a limited number of suppliers. Shamir purchases its raw materials from some of these suppliers. In addition, a certain part of the production process of Shamir's lenses is supplied by a limited number of world wide sub-contractors. The loss of any one of these suppliers or sub-contractors, or a significant decrease in the supply of glass blanks or monomers or services, would require Shamir to obtain these raw materials or services elsewhere. If Shamir is unable to obtain glass blanks monomers or services from its suppliers (or alternative suppliers)
     or sub-contractors at acceptable prices, Shamir may realize lower margins and experience difficulty in meeting its customers' requirements.

NOTE 2:- BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2009, are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

     b.   The interim consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

     c.   The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2008, contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2009, have been applied consistently in these unaudited interim consolidated financial statements.

     d.   The Company has evaluated all subsequent events after the balance sheet date of June 30, 2009 through November 18, 2009, the date of financial statement issuance.

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 3:- ADOPTION OF NEW ACCOUNTING STANDARDS

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business
     Combinations" ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The company adopted SFAS 141R on January 1, 2009. The
     Company believes that the adoption of SFAS 141R could have an impact on its consolidated financial statements; however, the impact would depend on the nature, terms and magnitude of future acquisitions.

     In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in
     Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends ARB 51,
     "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. The Company adopted SFAS 160 on
     January 1, 2009. The adoption of SFAS 160 did not have a material effect on accounting for current subsidiaries, but it did affect the disclosure in the Company's consolidated financial statements.

     In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS
     165"). SFAS 165 is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted SFAS on April 1, 2009. See Note
     2d.

                                       10

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 4:- ACQUISITIONS

     Acquisition of CIO and Shalens:

     On August 15, 2006, a Share Acquisition Agreement was made, by and between
     CIO and Shalens, Mexican sister companies, their shareholders and Shamir.
     Shamir acquired a 26% stake in CIO and Shalens. In addition, as part of the
     Share Acquisition Agreement, Shamir was granted an option to increase its stake by an additional 25% to a total of 51%. On February 20, 2008, Shamir exercised its option and acquired an additional stake of 25% in CIO and
     Shalens for a consideration of $ 2,860.

     The acquisition was accounted for by the purchase method and accordingly, the purchase price had been allocated to the estimated fair value of the assets acquired and liabilities assumed of CIO and Shalens, with the remaining representing goodwill. The results of CIO and Shalens operations have been included in the consolidated financial statements of Shamir commencing February 20, 2008.

     With the acquisition of CIO and Shalens, Shamir expanded its presence in the Mexican optical market.

     Based upon a valuation, the following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets                                                               $  3,991
Property and equipment                                                          2,144
Long-term deferred tax assets                                                     105
Customer relationships                                                          2,208
Goodwill                                                                        2,865
                                                                             --------

Total assets acquired                                                          11,313
                                                                             --------

Current liabilities                                                            (1,931)
Long-term loans and other liabilities                                          (2,149)
Long-term deferred tax liability                                                 (713)
                                                                             --------

Total liabilities assumed                                                      (4,793)
                                                                             --------

Net assets acquired                                                             6,520
                                                                             --------

Investments in CIO and Shalens prior to acquisition that was accounted
     for by the equity method and shareholder's loans                          (2,958)

Minority interests                                                               (702)
                                                                             --------

Total Purchase Price                                                         $  2,860
                                                                             ========

     Customer relationships in the amount of $ 2,208 (including $ 1,081 amortized cost of customer relationships allocated at the acquisition of the first 26% stake in CIO) with definite live are amortized using the straight-line method at an average annual rate of approximately 10%.

     Pro-forma information was not provided due to immateriality.

                                       11

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 5:- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company adopted the provisions of SFAS No. 157, "Fair Value
     Measurements" ("SFAS No. 157") effective January 1, 2008. Under this standard, fair value is defined as the price that would be received upon selling of an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

     In determining fair value, the Company uses various valuation approaches.
     SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

     The hierarchy is broken down into three levels based on the observability of inputs as follows:

     o    Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment

     o    Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

     o    Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

     The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction.

     The Company's marketable securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.
     Please refer to note 6 for additional information.

     Foreign currency and interest rate derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Please refer to note 7 for additional information.

     The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at June 30, 2009:

                                             FAIR VALUE MEASUREMENTS USING INPUT TYPE
                                      ------------------------------------------------------
                                       LEVEL 1        LEVEL 2         LEVEL 3         TOTAL
                                      --------       --------        --------       --------
                                                             UNAUDITED
                                      ------------------------------------------------------

MARKETABLE SECURITIES:
 Corporate debentures                  $     -       $  6,928         $     -       $  6,928
 U.S. Treasury                               -          1,001               -          1,001
 Non-U.S. governments bonds                  -          2,493               -          2,493
DERIVATIVES:
 Foreign currencies assets                   -            352               -            352
 Foreign currencies liabilities              -            (17)              -            (17)
 Interest rates                              -           (285)              -           (285)
                                      --------       --------        --------       --------

Total                                  $     -       $ 10,472         $     -       $ 10,472
                                      ========       ========        ========       ========

                                       12

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 5:- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

     The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.

NOTE 6:- SHORT-TERM INVESTMENTS

     a.   The following is a summary of the Shamir's short-term investments:

                                               DECEMBER 31,   JUNE 30,
                                                  2008         2009
                                                -------      -------
                                                            UNAUDITED
                                                             -------

Matures in one year                             $ 1,000      $ 4,014
Matures after one year through five years         6,187       10,485
                                                -------      -------

Total                                           $ 7,187      $14,499
                                                =======      =======

     b.   The following is a summary of the Shamir's investments in marketable securities:

                                             JUNE 30, 2009
                                 -----------------------------------
                                                  NET          FAIR
                                 AMORTIZED    UNREALIZED      MARKET
                                   COST          GAIN         VALUE
                                 -------       -------       -------
                                               UNAUDITED
                                 -----------------------------------

AVAILABLE-FOR-SALE:
Corporate debentures             $ 6,881       $    47       $ 6,928
U.S. treasury                      1,000             1         1,001
Non-U.S. governments bonds         2,477            16         2,493
                                 -------       -------       -------

Total                            $10,358       $    64        10,422
                                 =======       =======
Accrued interest                                                  63
                                                             -------
                                                             $10,485
                                                             =======

          As of June 30, 2009, the gross unrealized gains amounted to $ 83 and the gross unrealized losses amounted to $ 19.

     c.   The amortized cost and fair value of marketable securities as of June
          30, 2009, by contractual maturity, are shown below:

                                                    JUNE 30, 2009
                                                ---------------------
                                                AMORTIZED      FAIR
                                                  COST      MARKET VALUE
                                                -------       -------
                                                      UNAUDITED
                                                ---------------------

Matures in one year                             $ 1,500       $ 1,508
Matures after one year through five years         8,858         8,914
                                                -------       -------

Total                                           $10,358       $10,422
                                                =======       =======

                                       13

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 7:- DERIVATIVES

     On January 1, 2009, Shamir adopted SFAS 161, Disclosures about Derivative
     Instruments and Hedging Activities - An Amendment of FASB Statement No.
     133. The standard supplements the required disclosures provided under SFAS
     133, Accounting for Derivative Instruments and Hedging Activities, as
     amended, with additional qualitative and quantitative information.

     Shamir from time to time enters into forward contracts and option strategies (together: "derivative instruments") intended to protect against changes in foreign currencies. Shamir has also entered into interest rate swaps. The derivative instruments were not qualified for hedge accounting under SFAS No. 133. All the derivatives are recognized on the balance-sheet at their fair value, with changes in the fair value carried to the statements of income and included in financial and other expenses, net.

NOTE 8:- INVENTORY

     Inventories are composed of the following:

                     DECEMBER 31,    JUNE 30,
                         2008         2009
                       -------       -------
                                    UNAUDITED
                                      -------

Raw materials          $ 4,765       $ 4,802
Work-in-progress           815           234
Finished goods          20,483        20,359
                       -------       -------

                       $26,063       $25,395
                       =======       =======

NOTE 9:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

     a.   Shamir manages its business on the basis of one reportable segment.
          The data is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". Total
          revenues are attributed to geographic areas based on the location of end customers.

     b.   The following table presents total revenues for the six months ended
          June 30, 2008 and 2009, and long-lived assets as of December 31, 2008, and June 30, 2009, as follows:

                        TOTAL REVENUES           LONG LIVED ASSETS
                    ---------------------       ---------------------
                  SIX MONTHS ENDED JUNE 30,
                    -------       -------     DECEMBER 31,    JUNE 30,
                      2008          2009         2008           2009
                    -------       -------       -------       -------

Israel              $ 1,342       $ 1,994       $19,344       $18,232
United States        21,533        20,902         5,387         5,291
Europe               38,899        33,644        21,254        20,233
Asia                  5,382         4,905             -             -
Others                7,897         7,709         5,851         6,018
                    -------       -------       -------       -------

                    $75,053       $69,154       $51,836       $49,774
                    =======       =======       =======       =======

                                       14

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 9:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA (CONT.)

     c.   Product lines:

          Total revenues from external customers divided on the basis of
          Shamir's product lines are as follows:

                         SIX MONTHS ENDED
                             JUNE 30,
                      ---------------------
                        2008          2009
                      -------       -------

Lenses                $72,570       $66,938
Design services         2,483         2,216
                      -------       -------

                      $75,053       $69,154
                      =======       =======

     d.   Major customer data as a percentage of total revenues:

Customer A               13.4%         17.2%
                      =======       =======

NOTE 10: NET EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net earnings per share:

     a.   Numerator:

                                                             SIX MONTHS ENDED JUNE 30,
                                                               --------------------
                                                                 2008         2009
                                                               -------      -------

          Numerator for basic and diluted net earnings per share -
          Net income available to shareholders                           $ 5,513      $ 5,818
                                                                         =======      =======

     b.   Denominator (in thousands):

          Denominator for basic net earnings per share -
          Weighted average shares - Shareholders' equity                  16,424       16,424
                                                                         -------      -------

          Weighted average number of shares                               16,424       16,424
                                                                         -------      -------

          Effect of dilutive securities:

             Add - Employee stock options                                    111           51
                                                                         -------      -------

          Denominator for diluted net earnings per share - adjusted
             weighted average shares                                      16,535       16,475
                                                                         =======      =======

                                       15

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 11:- CONTINGENCIES

     Legal proceedings:

     From time to time, Shamir may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of business. These proceedings may include general commercial disputes and claims regarding intellectual property or labor disputes with former employees. Shamir is involved in one dispute concerning allegations of breach of third parties' patents, as described below.

     In September 2003, Shamir received a notice from a large lens manufacturer regarding a claim of patent infringement relating to lens produced using
     Shamir software. Shamir has denied any such infringement, and numerous discussions between the companies (and counsel) ensued in order to resolve the matter without resorting to litigation.

     In January 2008, Shamir received a notice from a shareholder of one of its subsidiaries claiming unlawful use of the subsidiaries' intellectual property and unjust enrichment. Shamir denied any such infringement, and numerous discussions between the parties (and counsel) ensued in order to resolve the matter without resorting to litigation. Shamir currently cannot predict the development or ultimate outcome of the discussions with regard to these claims.

NOTE 12:- INVESTMENTS IN AFFILIATES AND OTHERS

     a.   Affiliated companies are as follows:

                                                       DECEMBER 31,  JUNE 30,
                                                          2008        2009
                                                         -------     -------
                                                       PERCENTAGE OF OWNERSHIP OF
                                                        OUTSTANDING SHARE CAPITAL
                                                         -------------------

Siam Optical Technology Company Ltd. ("SOT") *)            40.4%       40.4%
Optispeed Laboratory (PTY) Ltd, ("Optispeed") **)            25%         25%
Emerald Lens and Coating Technologies (PTY) Ltd,
   ("Emerald")***)                                            -          28%
e-Vision LLC                                               ****)       ****)

     *)   On November 27, 2008, Shamir acquired additional 14.6% of SOT Ordinary
          Shares and increased its holdings in SOT's Ordinary Shares to 40.4%.
          Shamir paid a consideration of $ 134 in cash to the selling shareholders. On July 1, 2009, Shamir increased its holdings to 49% in
          SOT's Shares capital and to approximately 51% of the voting rights.
          Shamir paid a consideration of $ 79 in cash.

     **)  On November 1, 2008, Shamir (through its subsidiary Spherical Optical
          (PTY) Ltd. ("Spherical")) acquired 25% of the ownership interest and the voting power in Optispeed, an optical laboratory in South Africa.

     ***) On June 19, 2009, Shamir (through its subsidiary Spherical) acquired
          28% of the ownership interest and the voting power in Emerald, an optical laboratory in South Africa.

     ****)Less than 20% ownership. Shamir does not exercise significant influence over operating and financial policy of the affiliate. The investment is accounted for according to the cost method.

                                       16

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 12:- INVESTMENTS IN AFFILIATES AND OTHERS (CONT.)

     b.   Composition of investments:

                   DECEMBER 31,  JUNE 30,
                     2008         2009
                   -------      -------

SOT                $ 1,286      $ 1,353
Optispeed              123          165
Emerald                  -          467
e-Vision LLC           676          676
                   -------      -------

                   $ 2,085      $ 2,661
                   =======      =======

     c.   Additional information - investment in SOT and Emerald:

                                            EMERALD      SOT
                                            -------    -------

Investment in equity                        $   402    $   481

Long-term loans *)                               65        872
                                            -------    -------

Total investments as of June 30, 2009       $   467    $ 1,353
                                            =======    =======

     *)   The loans to SOT and Emerald bear no interest.

NOTE 13:- INCOME TAXES

     A reconciliation of Shamir's effective tax rate to the statutory tax rate in Israel is as follows:

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                                ------------------------
                                                                  2008            2009
                                                                -------          -------
                                                               UNAUDITED       UNAUDITED
                                                                -------          -------

Income before taxes on income                                   $ 7,010          $ 8,041
                                                                =======          =======

Statutory tax rate in Israel                                         27%              26%
                                                                -------          -------

Decrease in tax expenses resulting from:
  "Approved Enterprise" benefits                                   (2.4)%           (0.2)%
 Net operating losses and temporary differences which are
  tax exempt or for which valuation allowance was created          12.3%             0.7%
 Taxes in respect of prior years                                  (19.5)%           (3.5)%
 Subsidiaries with a different tax rate                             4.5%             1.4%
 Others                                                             2.1%             1.1%
                                                                -------          -------

Effective tax rate                                                 24.0%            25.5%
                                                                =======          =======

                                       17

                                                    SHAMIR OPTICAL INDUSTRY LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS

NOTE 14:- SUBSEQUENT EVENTS

     On November 1, 2009, a Share Acquisition Agreement was approved, by and between Smyth & Perkins Pty Ltd. ("S&P"), an Australian optical laboratory, their shareholders and Shamir. Following the transaction Shamir holds
     66.67% of S&P's shares. Total transaction consideration amounted to 1,600 thousands AUD (approximately $ 1,450) of which 1,100 thousands AUD was paid in cash and the remaining will be paid over the following two years. In addition, a contingent cash payment be paid by Shamir subject to S&P performances over the years 2010 through 2012 Shamir also has an option to increase its holdings in S&P to 100% of the ordinary shares.

                                       18